Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION OF
SJW GROUP

SJW Group (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.The Corporation’s Certificate of Incorporation is hereby amended by amending and restating Article I to read as follows:

“The name of the corporation is H2O America (the “Corporation”).”

2.     The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed and acknowledged on its behalf by its duly authorized officer as of this 5th day of May, 2025.

SJW Group

By
By: /s/ Marisa Joss
Name: Marisa Joss
Title: Deputy General Counsel and Corporate Secretary